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                                                                  Exhibit (a)(5)


                            [LOGO OF ITC/\DELTACOM]
                            1791 O.G. Skinner Drive
                             West Point, GA 31833


                               December 12, 2000


ANNOUNCEMENT OF OFFER TO EXCHANGE OUTSTANDING OPTIONS UNDER THE ITC/\DELTACOM,
                          INC. 1997 STOCK OPTION PLAN

Due to today's difficult market conditions, many of our employees hold stock options with an exercise price that significantly exceeds the market price of our common stock. Because our Board of Directors recognizes that the Company's option plan may not currently be providing performance incentives for its valued employees, the Board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, I am happy to announce that ITC/\DeltaCom will offer to exchange your outstanding options under the 1997 stock option plan with an exercise price of $18.00 or more for new options we will grant under that plan. Based upon accounting considerations, this offer is limited to option holders who have not received options after September 30, 2000.

The Company's offer is being made under the terms and subject to the conditions of an offer to exchange and related documents that are being mailed today to the home address of employees who have been identified as eligible to participate in this program.

If you do not receive a mailing within a week and think you should have, or if you have questions relative to the offer after you receive your documents by mail, please contact Andy Mantler by email or at extension 3881 (256-382-3881).


                                                       Andrew M. Walker